Exhibit 2.1

ASSET AND FRANCHISE PURCHASE AGREEMENT

Eric and Tracy Hua and First Light Junction, Inc.

THIS ASSET AND FRANCHISE PURCHASE AGREEMENT (“Agreement”) is made and entered into on May 18, 2015 by and between The Joint Corp., a Delaware corporation (“TJC”), First Light Junction, Inc., a California corporation (“Seller”), Eric Hua (“Eric” or a “Shareholder”) and Tracy Hua (“Tracy” or a “Shareholder”) and, together with Eric, the “Shareholders”).

Background:

A.           Seller, the Shareholders in their individual capacities, and Eric in his individual capacity are franchisees under franchise agreements with TJC for 5 Joint franchises (Number 31002 (Orange Town and Country – Franchisee: Seller), Number 31004 (Lake Forest – Franchisee: the Shareholders), Number 31137 (San Clemente – Franchisee: Seller), Number 31138 (Unnamed – Franchisee: Eric), and Number 31139 (Unnamed – Franchisee: Eric) (the “Subject Franchises”). The parties intend that Subject Franchise numbers 31002, 31004 and 31137 (the “Continuing Franchises”) will remain open after the consummation of the transactions contemplated herein. Subject Franchise numbers 31138 and 31139 (the “Terminating Franchises”) have not opened and will not open prior to the consummation of the transactions contemplated hereunder. For purposes of clarity, any reference to a “Subject Franchise,” a “Continuing Franchise” or a “Terminating Franchise”, unless the context clearly requires otherwise, shall include both the applicable franchise agreement and the business being operated under the applicable franchise agreement. Any reference to a “Continuing Franchise” shall also include any assignment of the applicable leasehold interest.

B.            Seller, the Shareholders and Eric will sell to TJC and TJC will purchase from Seller, the Shareholders and Eric all of Seller’s, the Shareholders’ and Eric’s respective interests in the Subject Franchises. In this regard, and as the context requires, Seller, the Shareholders and Eric shall each be referred to as a “Selling Party” and collectively as the “Selling Parties.”

C.            The Shareholders together own all of the issued and outstanding stock of the Seller;

NOW, THEREFORE, in consideration of the mutual agreements, covenants and undertakings herein contained and other valuable consideration, the adequacy of which is acknowledged by all parties, the parties hereby agree as follows:

1.            Purchase and Sale

(a)          At the Closing (as hereinafter defined) of the transactions contemplated hereby, the Selling Parties shall sell, assign, transfer and deliver to TJC, and TJC shall purchase and accept from the Selling Parties the Assets, free and clear of any liens, claims (including, without limitation, title claims and claims of taxing authorities), encumbrances, pledges, security interests or charges of any kind whatsoever, for the purchase price set forth in Section 2 hereof.

(b)          For purposes of this Agreement, “Assets” shall mean:

(i)          the franchise agreements between each Selling Party and TJC for the Subject Franchises, copies of which are attached hereto as Exhibits 1 - 5 and made a part hereof, which for the purposes of this transaction shall include TJC’s assumption of the transfer fee(s) set forth in the Franchise Agreement(s);

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(ii)         all of each Selling Party’s interest in equipment, machinery, tools, maintenance supplies, office equipment, leasehold improvements, furniture, fixtures, inventories and supplies and other similar items of tangible personal property (together the “Personal Property”) used or held for use by the Selling Parties in the Subject Franchises which is more particularly listed and described in Schedule 1(b)(ii) attached hereto and made a part hereof;

(iii)        all of each Selling Party’s interest in any membership agreements, prepaid services packages and other agreements or arrangements the Selling Party has made with patients of the Subject Franchises;

(iv)        the trademarks, trade names, copyrights and all other intellectual property rights of the Selling Parties associated with the Subject Franchises and all of the Selling Parties’ goodwill attributable to the Subject Franchises;

(v)         all telephone numbers and domain names associated with the Subject Franchises;

(vi)        copies of all medical records with respect to patients of the Subject Franchises and all documents and records in the possession of the Selling Parties pertaining to patients and employees of the Subject Franchises;

(vii)       all rights of the Selling Parties in and under any and all management services agreements pertaining to the Continuing Franchises, copies of which are attached hereto as Exhibits 6 - 8;

(viii)      to the extent transferable, all licenses, government approvals and permits and all other approvals and permits relating to the Subject Franchises;

(ix)         all of each Selling Party’s interest as tenant (including leasehold improvements) under its leases for the premises occupied by the Continuing Franchises, copies of which are attached hereto as Exhibits 9-11 and made a part hereof; and

(x)          the agreements and contracts which TJC has expressly agreed to assume and which are listed on Schedule 1(b)(x) (together, the “Assumed Contracts”);

2.            Excluded Assets

Notwithstanding anything to the contrary contained in this Agreement, it is expressly acknowledged by TJC that the Selling Parties will not be conveying to TJC any cash, cash equivalents, working capital, or accounts receivable (other than accounts receivable under membership agreements or other arrangements described in Section 1(b)(iii) above, relating to periods after Closing), and any other assets, properties or rights of the Selling Parties not used in or directly related to the Subject Franchises (collectively, the “Excluded Assets”).

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3.            No Assumption of Liabilities

Except as expressly provided in this Agreement, TJC shall not assume any debts, liabilities or obligations of a Selling Party, its shareholders, members, affiliates, officers, employees or agents of any nature, whether known or unknown, fixed or contingent, including, but not limited to, debts, liabilities or obligations with regard or in any way relating to any contracts (including, without limitation, any employee agreements), leases for real or personal property, trade payables, tax liabilities, disclosure obligations, product liabilities, liabilities to any regulatory authorities, liabilities relating to any claims, litigation or judgments, any pension, profit-sharing or other retirement plans, any medical, dental, hospitalization, life, disability or other benefit plans, any stock ownership, stock purchase, deferred compensation, performance share, bonus or other incentive plans, or any other similar plans, agreements, arrangements or understandings which a Selling Party, or any of its affiliates, maintain, sponsor or are required to make contributions to, in which any employee of a Selling Party participates or under which any such employee is entitled, by reason of such employment, to any benefits (collectively the (“Excluded Liabilities”). For the avoidance of doubt, any liability under any lease for real property for a Subject Franchise, whether or not assumed by TJC, which relates to the period before Closing, shall be an Excluded Liability, and any liability under any lease, commitment letter, rental agent agreement or the like related to any real property used or being considered for use by a Terminating Franchise, shall be an Excluded Liability. However, any liability for periods after Closing under any assigned lease for real property for a Continuing Franchise shall not be an Excluded Liability.

4.            Payment of Purchase Price

(a)          The purchase price to be paid by TJC for the Assets (the “Purchase Price”) is $751,375, subject to adjustment as set forth in Section 4(d);

(b)          TJC will pay to each Selling Party the amount in cash at Closing set forth below opposite each Selling Party’s name:

Selling Party	Cash Payment at Closing
Seller	225,458.34
Shareholders, jointly	225,458.33
Eric	225,458.33

(c)          At Closing, TJC shall deliver to Seller on behalf of the Selling Parties, a promissory note (the “Note”), a copy of which is attached hereto as Exhibit 12, in the principal amount of $75,000.00, with interest on the unpaid balance at the rate of 4.0% per year. Except as provided herein, fifty percent (50%) of the entire unpaid principal balance of the Note (and the interest thereon) shall be payable 9 months after Closing and fifty percent (50%) shall be paid 18 months after closing, including associated interest accrued for each respective time period. Amounts due under the Note may be offset to cover indemnification or other claims that TJC may have against a Selling Party, as provided herein and in the Note. If the Selling Parties shall have fully performed their Section 25(b) Duties (as hereinafter defined), TJC shall prepay the amount of $25,000 (and the interest thereon) less any applicable offsets, 120 days after Closing or upon satisfaction of the condition, whichever is sooner; and

(d)          The Purchase Price shall be adjusted by appropriate pro-rations for rent, replacement of security deposit(s) for leased space(s); state and local real estate taxes and transfer taxes, sales tax, service and utility contracts, payroll and employee related payments in respect of periods prior to Closing (the “Adjustments”). The Parties shall cooperate to determine the amounts of the Adjustments, and shall use commercially reasonable efforts to determine in good faith the exact amount of the prorations within 30 days of Closing and shall promptly reimburse the other party as necessary.

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5.            Closing

(a)          Subject to the satisfaction or waiver of the conditions described in Sections 9 and 10 the closing of the transactions described herein shall take place on or about May 18, 2015, at such time as the parties agree, and shall occur at the offices of TJC. The date on which the Closing takes place is referred to in this Agreement as the “Closing Date.” At the Closing, the Selling Parties shall deliver such bills of sale, assignments, certificates and other documents and instruments as may reasonably be requested by TJC to carry out the transfer and assignment to TJC of the Assets. Following the Closing, the parties shall cooperate fully with each other and shall make available to the other, as reasonably requested and at the expense of the requesting party, and to any taxing or regulatory authority, all information, records or documents relating to tax obligations and regulatory compliance matters of the Selling Parties for all periods on or prior to the Closing, and shall preserve all such information, records and documents until the expiration of any applicable statute of limitations and extensions thereof.

(b)          The parties hereto acknowledge that the Selling Parties are required to provide timely notices to the lessors as required under the leases assigned to Purchaser as described in the leases for the San Clemente Franchise and the Orange Town and Country Franchise ; accordingly, the Selling Parties agree that, in the event any lessor under any such lease seeks to terminate such lease within thirty (30) days after the Closing pursuant to a claim that the Closing of the transaction described in this Agreement constitutes a breach of the lease, TJC shall be entitled to rescind the transaction set forth in this Agreement.

6.            Representations and Warranties of the Selling Parties

The Selling Parties and each Shareholder individually hereby jointly and severally represent and warrant to TJC as follows:

(a)          Organization. Seller is a corporation duly organized and validly subsisting under the laws of the State of California, and Seller has full power and authority to conduct its business as it is now being conducted, and to execute, deliver and perform this Agreement.

(b)          Authority. Each Selling Party is not a party to, subject to, or bound by any agreement, judgment, order, writ, injunction, or decree of any court or governmental body that prevents or impairs the carrying out of this Agreement. The execution, delivery and performance of this Agreement and all other documents, instruments and agreements contemplated hereby have been duly authorized by all required corporate, limited liability company or limited partnership action of Seller. All other actions (including all action required by state law and by the organizational documents of Seller) necessary to authorize the execution, delivery and performance by each Selling Party of this Agreement, the bills of sale transferring the Assets, the assignments in connection herewith and the other documents, instruments and agreements necessary or appropriate to carry out the transactions herein contemplated, have been taken by each Selling Party. Upon the execution of this Agreement and the other documents and instruments contemplated hereby by each Selling Party (and assuming the due execution and delivery by the other parties), this Agreement and such other documents and instruments will be the valid and legally binding obligations of each Selling Party, enforceable against each of them in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

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(c)          No Consent or Approval Required. Except as set forth on Schedule 6(c), no authorization, consent, approval or other order of, declaration to or filing with any third party, including any governmental body or authority is required for the approval or consummation by the Selling Parties of the transactions contemplated by this Agreement.

(d)           Taxes. Seller has filed when due in accordance with all applicable laws (or properly and timely filed an extension therefor) all tax returns required under applicable statutes, rules or regulations to be filed by it. As of the time of filing, such returns were accurate and complete in all material respects. All taxes due with respect to each Selling Party and the Assets, and all additional assessments received, have been paid. The Selling Parties are not delinquent in the payment of any such tax and no Selling Party has requested any extension of time within which to file any tax return, which return has not since been filed. There are no federal, state, local or other tax liens outstanding on any of the Assets being sold hereunder.

(e)          Title to and Condition of Assets. Each Selling Party has good and marketable title to (or, with respect to any Assets that are leased, a valid leasehold interest in) all of the Assets to be acquired by TJC from such Selling Party at the Closing, free from any liens, adverse claims, security interest, rights of other parties or like encumbrances of any nature. The Assets consisting of physical property are in good condition and working order, normal wear and tear excepted, and function properly for their intended uses.

(f)          Compliance with Laws. Neither any Selling Party nor any of the Subject Franchises is in violation of, nor are they or either of them subject to any liability in respect of, any federal, state, county, township, city or municipal laws, codes, regulations or ordinances (including without limitation those relating to environmental protection, health, hazardous or toxic substances, fire or safety hazards, occupational safety, labor laws, employment discrimination, subdivision, building or zoning) with respect to the conduct of the Subject Franchises, nor has a Selling Party received any notices of investigation or violation pertaining to any such matters. Each Selling Party has, and all professional employees or agents of each Selling Party have, all licenses, franchises, permits, authorizations or approvals from all governmental or regulatory authorities required for the conduct of the Subject Franchises and neither the Selling Parties nor the professional employees or agents of any Selling Party have violated any such license, franchise, permit, authorization or approval or any terms or conditions thereof.

(g)          Litigation. There is no action, suit or proceeding pending, threatened against or affecting the Assets, or relating to or arising out of, the ownership or operation of the Assets, including claims by employees of the Subject Franchises.

(h)          Employees. Schedule 6(h) attached hereto contains a complete and correct list of the name, position, current rate of compensation and any vacation or holiday pay and any other compensation arrangements or fringe benefits, of each current employee of a Selling Party who is directly employed in the Subject Franchises.

(i)          Contracts. The Selling Parties have delivered to TJC copies of any and all material contracts, leases, agreements, software licensing agreements, or commitments with respect to the Assets or the Subject Franchises. Except as set forth in Schedule 6(i), no consent or approval of any third party is required for the assignment to TJC of any contracts that TJC is assuming pursuant to Sections 1(b)(iii), (vi), (vii), (viii), (ix), (xi) and (xii).

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(j)          Financial Statements. Each Selling Party has delivered to TJC the financial statements for the Subject Franchises as of and for the 12 months ended December 31, 2013 and 2014, and as of and for the first quarter of 2015, and, if available, the one month ended April 30, 2015 (collectively, the “Financial Statements”). The Financial Statements fairly present and will fairly present the financial position and results of operations of the Subject Franchises as of and for the periods presented and are prepared in accordance with U.S. generally accepted accounting principles, applied on a consistent basis.

(k)          Claims. No Selling Party has any claim, demand, or cause of action for damages of any kind whatsoever, whether known or unknown, against TJC or its officers, directors, employees, agents, successors and assigns by reason of any event, occurrence or omission arising under, or relating to, the Subject Franchises.

7.            TJC’s Representations and Warranties

TJC represents and warrants to the Selling Parties as follows:

(a)          Organization of TJC. TJC is a corporation duly organized and validly subsisting under the laws of the state of Delaware, and TJC has full power and authority to conduct its business as it is now being conducted, and to execute, deliver and perform this Agreement.

(b)          Authorization. TJC is not a party to, subject to or bound by any agreement, judgment, order, writ, injunction, or decree of any court or governmental body that prevents or impairs the carrying out of this Agreement. The execution, delivery and performance of this Agreement and all other documents, instruments and agreements contemplated hereby have been duly authorized by TJC’s Board of Directors. All other actions (including all action required by state law and by the organizational documents of TJC) necessary to authorize the execution, delivery and performance by TJC of this Agreement, the Note, the bill of sale transferring the Assets, the assignments in connection herewith and the other documents, instruments and agreements necessary or appropriate to carry out the transactions herein contemplated, have been taken by TJC. Upon the execution of this Agreement and the other documents and instruments contemplated hereby by TJC, this Agreement and such other documents and instruments will be the valid and legally binding obligations of TJC, enforceable against it in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

(c)          No Consent or Approval Required. No authorization, consent, approval or other order of, declaration to or filing with any governmental body or authority, including, without limitation, with respect to environmental matters, is required for the consummation by TJC of the transactions contemplated by this Agreement.

(d)          No Violation of Other Agreements. Neither the execution and delivery of this Agreement nor compliance with the terms and conditions of this Agreement by TJC will breach or conflict with any of the terms, conditions or provisions of any agreement or instrument to which TJC is or may be bound or constitute a default thereunder or result in a termination of any such agreement or instrument.

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(e)          Financial Capability. TJC will have at Closing, sufficient internal funds available to pay the Purchase Price and any fees or expenses incurred by TJC in connection with the transactions contemplated hereby.

8.            Pre-Closing Events

(a)          General. Pending Closing, the Parties shall use commercially reasonable efforts to take all actions that may be necessary to close the Transaction in accordance with the terms of this Agreement (but TJC shall not be required to waive any of the TJC Closing Conditions, and the Selling Parties shall not be required to waive any of the Seller Closing Conditions).

(b)          Conduct of Business. Pending Closing, the Selling Parties shall:

(i)          conduct the business of the Continuing Franchises in the ordinary course and use commercially reasonable efforts, in consultation with (but without being bound by) TJC’s transition management team personnel, to maintain and grow the business of the Continuing Franchises and to preserve their goodwill and advantageous relationships with patients, employees, suppliers and other persons having business dealings with the Subject Franchises;

(ii)         conduct the business of the Terminating Franchises in the ordinary course until they are closed and, in consultation with (but without being bound by) JTC’s transition management team personnel, to use commercially reasonable efforts to preserve the Terminating Franchises’ goodwill and advantageous relationships with patients, employees, suppliers, other TJC franchises and other persons having business dealings with the Terminating Franchises, including developing plans to reassign the Terminating Franchises’ patients to alternative TJC facilities; and

(iii)        not take any affirmative action that results in the occurrence of an event of default under any contract or agreement to which any Selling Party is a party and take any reasonable action within such Selling Party’s control that would avoid the occurrence of such default.

(c)          Access to Information. Pending Closing, the Selling Parties shall:

(i)          afford TJC and its representatives (including its lawyers, accountants, consultants and the like) reasonable access during normal business hours, but without unreasonable interference with operations, to the Selling Parties’ books and records and other documents relating to the Subject Franchises;

(ii)         respond to reasonable inquires by TJC and its representatives regarding Seller and the Subject Franchises;

(iii)        cause Seller to furnish TJC and its representatives with all information and copies of all documents concerning Seller that TJC and its representatives reasonably request;

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(iv)        deliver to TJC, each Selling Party’s financial statements relating to the Subject Franchises for the period between January 31, 2015 and the end of the last full month before Closing; and

(v)         otherwise cooperate with TJC in its due diligence activities.

(d)          Notice of Developments. Pending Closing, the Selling Parties shall promptly give Notice to TJC of:

(i)          any fact or circumstance of which a Selling Party becomes aware that causes or constitutes a material inaccuracy in or material breach of any of a Selling Party’s representations and warranties in Article 6 as of the date of this Agreement;

(ii)         any fact or circumstance of which a Selling Party becomes aware that would cause or constitute a material inaccuracy in or material breach of any of the Selling Parties’ representations and warranties in Article 6 if those representations and warranties were made on and as of the date of occurrence or discovery of the fact or circumstance; or

(iii)        the occurrence of any event of which a Selling Party becomes aware that reasonably could be expected to make satisfaction of any Seller Closing Condition impossible or unlikely.

(e)          Supplements to Schedules. Pending Closing, the Selling Parties may supplement or correct the Schedules to this Agreement as necessary to insure their completeness and accuracy. No supplement or correction to any Schedule or Schedules to this Agreement shall be effective, however, to cure any breach or inaccuracy in any of the representations and warranties; but if TJC does not exercise its right to terminate this Agreement under Section 12 and closes the transaction, the supplement or correction shall constitute an amendment of the Schedule or Schedules to which it relates for all purposes of this Agreement.

9.            TJC Closing Conditions

Except as provided herein, TJC’s obligation to close the transaction is subject to the satisfaction of each of the following conditions (the “TJC Closing Conditions”) at or prior to Closing:

(a)          The Selling Parties’ representations and warranties in Section 6, as qualified or limited by any exceptions in the Schedules to Section 6, are true and correct on the Closing Date as if made at and as of Closing (other than representations and warranties that address matters as of a certain date, which were true and correct as of that date);

(b)          The Selling Parties have executed and delivered all of the documents and instruments that they are required to execute and deliver or enter into prior to or at Closing, and have performed, complied with or satisfied in all material respects all of the other obligations, agreements and conditions under this Agreement that they are required to perform, comply with or satisfy at or prior to Closing;

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(c)          no material adverse change in the Selling Parties’ assets, financial condition, operations, operating results or prospects relating to the Subject Franchises has occurred since the date of this Agreement;

(d)          no suit has been initiated or threatened by a third party since the date of this Agreement that challenges or seeks damages or other relief in connection with the transaction or that could have the effect of preventing, delaying, making illegal or otherwise interfering with the transaction;

(e)          The Selling Parties have obtained and delivered to TJC all consents listed on Schedules 6(c) and 6(i);

(f)          Seller has obtained an estoppel letter from the counterparty to each of the management services agreements attached as Exhibits 6 - 8, relating to the Continuing Franchises, in a form reasonably acceptable to TJC;

(g)          Seller has obtained a consent to the assignment of, and estoppel letter under, each lease attached hereto as Exhibits 9-11, relating to the premises of the Continuing Franchises, in a form reasonably acceptable to TJC.

(h)          Seller has delivered payoff letters and releases of security interests or liens from any secured lenders or lessors; and

(i)          TJC and Dennis Conklin have entered into an agreement in a form acceptable to TJC terminating that certain Regional Development Agreement dated September 15, 2011 relating to Orange County, California.

TJC may waive any condition specified in this Section 9 by a written waiver delivered to Seller or a Shareholder at any time prior to or at Closing.

10.         Seller Closing Conditions

The Selling Parties’ obligation to close the transaction is subject to the satisfaction of each of the following conditions (the “Seller Closing Conditions”) at or prior to Closing:

(a)          TJC’s representations and warranties in Section 7 were true and correct as of the date of this Agreement and are true and correct on the Closing Date as if made at and as of Closing;

(b)          TJC has executed and delivered all of the documents and instruments that it is required to execute and deliver or enter into prior to or at Closing, and has performed, complied with or satisfied in all material respects all of the other obligations, agreements and conditions under this Agreement that it is required to perform, comply with or satisfy prior to or at Closing; and

(c)          no suit has been initiated or threatened by a third party since the date of this Agreement that challenges or seeks damages or other relief in connection with the transaction or that could seeks to prevent the transaction.

The Selling Parties may waive any condition specified in this Section 10 by a written waiver delivered to TJC at any time prior to or at Closing.

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11.         Non-Competition; Non-Solicitation; Confidentiality

(a)          Definitions. Wherever used in this Section 11, the term “TJC” shall refer to TJC and any affiliate, subsidiary, or any successor or assign of TJC. Wherever used in this Section, the phrase “directly or indirectly” includes, but is not limited to, acting, either personally or as principal, owner, shareholder, member, employee, independent contractor, agent, manager, partner, joint venturer, consultant, or in any other capacity or by means of any corporate or other device, or acting through the spouse, children, parents, brothers, sisters, or any other relatives, friends, invitees, agents, or associates of any of the undersigned parties. Wherever used in this Section, the term “employees” shall refer to employees of TJC; any affiliate, subsidiary, or any successor or assign of TJC; and any franchisee of TJC existing as of the date of this Agreement and, to the extent allowable by law, any other person that has been an employee (as defined above) in the twelve (12) months preceding the date of this Agreement. Whenever used in this Section, the term “Confidential Information” shall be defined as provided in Section 9 of each of the Selling Parties’ franchise agreements with TJC, which provisions are hereby incorporated by reference.

(b)          Consideration. The undersigned parties acknowledge that consideration for this Agreement has been provided and is adequate.

(c)          Need for this Agreement. The undersigned parties recognize that in the highly competitive business in which TJC and its affiliates and franchisees are engaged, preservation of Confidential Information is crucial and personal contact is important in securing new franchisees and employees, and retaining the goodwill of present franchisees, employees, customers, and suppliers. Personal contact is a valuable asset and is an integral part of protecting the business of TJC. The Selling Parties recognize that each of them has had substantial contact with TJC’s employees, customers, consultants, vendors and suppliers and Confidential Information. For that reason, the Selling Parties, and each of them, may be in a position to take for his, her or its benefit the goodwill TJC has with its employees and customers (patients) and Confidential Information now or in the future. If a Selling Party at any time after Closing takes advantage of such Confidential Information or goodwill for their own benefit, then the competitive advantage that TJC has created through its efforts and investment will be irreparably harmed.

(d)          Non-Competition with TJC. Each Selling Party agree that, for thirty six (36) months following the date of Closing, no Selling Party, will have any direct or indirect interest (e.g., through a spouse) as a disclosed or beneficial owner, investor, partner, director, officer, employee, consultant, representative or agent, or in any other capacity, in any Chiropractic Business located or operating within twenty-five (25) miles of any chiropractic clinic currently or within such 36 month period owned by TJC or operated by a TJC franchisee. The term “Chiropractic Business” means any business which derives more than Ten Thousand Dollars ($10,000.00) of revenue per year from the performance of chiropractic services, or any business which grants franchises or licenses to others to operate such a business, with the sole exception of (i) a regional developer license granted by TJC or (ii) a franchise operated under a franchise agreement with TJC.

(e)          Non-Solicitation of TJC’s Employees. Each Selling Party agrees that for twelve (12) months after the date of this Agreement, it, he or she will not directly or indirectly: (a) induce, canvas, solicit, or request or advise any employees, suppliers, vendors or consultants of TJC, or any TJC franchisee or affiliated professional corporation to accept employment with any person, firm, or business that competes with any business of TJC or any TJC franchisee or affiliated professional corporation; or (b) induce, request, or advise any employee of TJC or TJC franchisee or affiliated professional corporation to terminate such employee’s relationship with TJC or any TJC franchisee or affiliated professional corporation; or (c) disclose to any other person, firm, partnership, corporation or other entity, the names, addresses or telephone numbers of any of the employees of TJC or any TJC franchisee or affiliated professional corporation, except as required by law.

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(f)          Non-solicitation of TJC’s Customers (Patients). Each Selling Party agrees that for thirty six (36) months after the date of this Agreement, it, he or she will not directly or indirectly: (a) induce, canvas, solicit, or request or advise any customers of TJC or any TJC franchisee or affiliated professional corporation to become customers of any person, firm, or business that competes with any business of TJC or any TJC franchisee or affiliated professional corporation; or (b) induce, request or advise any customer of TJC or any TJC franchisee or affiliated professional corporation to terminate or decrease such customer’s relationship with TJC or any TJC franchisee or affiliated professional corporation; or (c) disclose to any other person, firm, partnership, corporation or other entity, the names, addresses or telephone numbers of any of the customers of TJC or any TJC franchisee or affiliated professional corporation, except as required by law.

(g)          Confidential Information. Each Selling Party agrees at all times following the date of this Agreement, to hold the Confidential Information in the strictest confidence and not to use such Confidential Information for any Selling Party’s personal benefit, or the benefit of any other person or entity other than TJC, or disclose it directly or indirectly to any person or entity without TJC’s express authorization or written consent. Each Selling Party fully understand the need to protect the Confidential Information and all other confidential materials and agree to use all reasonable care to prevent unauthorized persons from obtaining access to Confidential Information at any time.

(h)          Tolling. To ensure that TJC will receive the full benefit of this Section 11, the provisions of Subsections (d), (e) and (f) of this Section 11 will shall be extended by a length of time equal to (i) the period during which a Selling Party is in violation of the Selling Party’s agreements under such Subsections, and (ii) without duplication, any period during which litigation that TJC institutes to enforce the Selling Parties’ agreements under such Subsections is pending (to the extent that a Selling Party is in violation of the Selling Parties’ agreements under such Subsections during this period).

12.         Termination

(a)          This Agreement may be terminated by TJC, upon notice to the Selling Parties, if prior to or at Closing:

(i)          Any Selling Party defaults in the performance of any of his, her or its material obligations under this Agreement and the default is not cured within five business days after TJC gives notice of the default to the Selling Party; or

(ii)         any TJC Closing Condition is not satisfied as of May 18, 2015, or satisfaction of any TJC Closing Condition is or becomes impossible (other than as a result of TJC’s breach of or failure to perform its obligations under this Agreement), and TJC does not waive satisfaction of the condition; or

(iii)        Closing does not occur on or before May 18, 2015, (other than as a result of TJC’s breach of or failure to perform its obligations under this Agreement).

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(b)          This Agreement may be terminated by the Selling Parties, upon notice to TJC, if prior to or at Closing:

(i)          TJC defaults in the performance of any of its material obligations under this Agreement and the default is not cured within five Business Days after a Selling Party gives notice of the default to TJC;

(ii)         any Seller Closing Condition is not satisfied as of May 18, 2015, or satisfaction of any Seller Closing Condition is or becomes impossible (other than as a result of a Selling Party’s breach of or failure to perform his her or its obligations under this Agreement) and the Selling Party does not waive satisfaction of the condition; or

(iii)        Closing has not occurred by May 18, 2015, (other than as a result of a Selling Party’s breach of or failure to perform his, her or its obligations under this Agreement); or

(c)          This Agreement may be terminated by the written agreement of the parties.

(d)          The right of termination under this Section 12 is in addition to any other rights that a party may have under this Agreement or otherwise, and a party’s exercise of its right of termination shall not be considered an election of remedies. Notwithstanding the termination of this Agreement pursuant to this Section 12, the parties’ confidentiality obligations under Section 11(g) shall survive termination and continue indefinitely.

13.         Indemnification of TJC

(a)          Subject to Sections 15 and 16, the Selling Parties agree, jointly and severally, to indemnify TJC against and hold TJC harmless from:

(i)          any loss, liability, damage, cost or expense, including reasonable attorneys’ fees and cost of investigation (“Loss”) that TJC may suffer or incur that is caused by, arises out of or relates to any inaccuracy in or breach of any representation and warranty by a Selling Party in Section 6 of this Agreement;

(ii)         any Loss that TJC may suffer or incur that is caused by, arises out of or relates to a Selling Party’s breach of or failure to perform any of his, her or its obligations in this Agreement in any material respect; or

(iii) any Loss that TJC may suffer or incur that is caused by, arises out of or relates to the assertion against TJC of an Excluded Liability.

Claims for indemnification under this section 13 are referred to as TJC’s “Indemnification Claims.”

(b)          The benefit of the indemnification obligations of the Selling Parties under this Section 13 shall extend to the respective officers, directors, employees and agents of TJC and its affiliates.

14.         Indemnification of the Selling Parties

(a)          Subject to Sections 15 and 16, TJC agrees to indemnify the Selling Parties against and hold each of them harmless from:

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(i)          any Loss that a Selling Party may suffer or incur that is caused by, arises out of or relates to any inaccuracy in or breach of any representation and warranty by TJC in Section 7 of this Agreement;

(ii)         any Loss that a Selling Party may suffer or incur that is caused by, arises out of or relates to TJC’s breach of or failure to perform any of its obligations in this Agreement in any material respect; or

(iii)        any Loss that a Selling Party may suffer or incur that is caused by, arises out of or relates to TJC’s operation of the Continuing Franchise after Closing.

Claims for indemnification under this section 14 are referred to as the Selling Parties’ “Indemnification Claims.”

(b)         The benefit of TJC’s indemnification obligation under this Section 14 shall extend to the heirs and legal representatives of the Selling Parties.

15.         Threshold and Cap

(a)          In respect of TJC’s assertion of an Indemnification Claim under Section 13(a)(i), TJC shall not be entitled to indemnification until the aggregate amount for which indemnification is sought exceeds $5,000. If this threshold is reached, TJC may assert an Indemnification Claim for the full amount of the claim (going back to the first dollar) and may assert any subsequent Indemnification Claim under Section 13(a)(i) without regard to any threshold. The maximum aggregate amount for which TJC may assert Indemnification Claims under Section 13 shall be the Purchase Price. No threshold or cap shall apply, however, in the case of any Loss caused by, arising out of or relating to any fraud or intentional misrepresentation.

(b)          In respect of a Selling Party’s assertion of an Indemnification Claim under Section 14(a)(i), a Selling Party shall not be entitled to indemnification until the aggregate amount for which indemnification is sought collectively exceeds $5,000. If this threshold is reached, the Selling Party may assert an Indemnification Claim for the full amount of the claim (going back to the first dollar) and may assert any subsequent Indemnification Claim under Section 13(a)(i) without regard to any threshold. The maximum aggregate amount for which the Selling Parties may assert Indemnification Claims under Section 14 shall be the Purchase Price. No threshold shall apply, however, in the case of any Loss caused by, arising out of or relating to any fraud or intentional misrepresentation.

(c)          No threshold shall apply to TJC’s assertion of an Indemnification Claim under Sections 13(a)(ii) or (iii) or to a Selling Party’s assertion of an Indemnification Claim under Sections 14(a)(ii) or (iii).

16.         Survival

(a)          An Indemnification Claim under Sections 13(a)(i) and 14(a)(i) may be asserted at any time prior to the second anniversary of the Closing Date, with the exception that:

(i)          an Indemnification Claim under Section 13(a)(i) in respect of any inaccuracy in or breach of any of the representations and warranties in Section 6(d) (“Taxes”) may be asserted at any time prior to the expiration of the applicable statute of limitation; and

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(ii)         an Indemnification Claim under Section 13(a)(i) in respect of any inaccuracy in or breach of any of the representations and warranties in Sections 6(b) (“Authority”) and 6(e) (“Title to and Condition of Assets”), may be asserted at any time without limit, but only as to Indemnification Claims related to title to Assets, not condition of Assets.

(b)              An Indemnification Claim under Sections 13(a)(ii) and (iii) and Sections 14(a)(ii) and (iii)may be asserted at any time without limit.

17.         Notice of Indemnification Claim

(a)          The indemnified party may assert an Indemnification Claim by giving written notice of the Indemnification Claim to the indemnifying party. The indemnified party’s notice shall provide reasonable detail of the facts giving rise to the Indemnification Claim and a statement of the indemnified party’s Loss or an estimate of the Loss that the indemnified party reasonably anticipates that it will suffer. The indemnified party may amend or supplement its Indemnification Claim at any time, and more than once, by written notice to the indemnifying party.

(b)          If or to the extent that the Indemnification Claim is not in respect of a Third Party Suit, Section 18 shall apply. If or to the extent that the Indemnification Claim is in respect of a Third Party Suit, Section 19 shall apply.

18.         Resolution of Claims

(a)          If the indemnifying party does not object to an Indemnification Claim during the 30-day period following receipt of the indemnified party’s notice of its Indemnification Claim, the indemnified party’s Indemnification Claim shall be considered undisputed, and the indemnified party shall be entitled to recover the actual amount of its indemnifiable loss from the indemnifying party, subject to the threshold, if any, in Section 15(a) or (b).

(b)          If the indemnifying party gives notice to the indemnified party within the 30-day objection period that the indemnifying party objects to the indemnified party’s Indemnification Claim, the indemnifying party and the indemnified party shall attempt in good faith to resolve their differences during the 30-day period following the indemnified party’s receipt of the indemnifying party’s notice of its objection. If they fail to resolve their disagreement during this 30-day period, either of them may unilaterally submit the disputed Indemnification Claim for non-binding arbitration before the American Arbitration Association in Phoenix, Arizona in accordance with its rules for commercial arbitration in effect at the time, which shall be a condition precedent to seeking resolution of the disputed Indemnification Claim before any court of competent jurisdiction. The award of the arbitrator or panel of arbitrators may include attorneys’ fees to the prevailing party. The prevailing party may enforce the award of the arbitrator or panel of arbitrators in any court of competent jurisdiction.

19.         Third Party Suits

(a)          TJC shall promptly give notice to the Selling Parties of any suit, demand, or claim by a third person against TJC, for which TJC is entitled to indemnification under Section 13(a) (a “Third Party Suit”), which may be given by notice of an Indemnification Claim in respect of the Third Party Suit. TJC’s failure or delay in giving this notice shall not relieve the Selling Parties from their indemnification obligation under this Section 19(a) in respect of the Third Party Suit, except to the extent that a Selling Party suffers or incurs a loss or is prejudiced by reason of TJC’s failure or delay.

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(b)          TJC shall control the defense of any Third Party Suit. The Selling Parties shall be entitled to copies of all pleadings and, at their expense, may participate in, but not control, the defense and employ their own counsel. The Selling Parties shall in any event reasonably cooperate in the defense of the Third Party Suit.

(c)          TJC’s settlement of a Third Party Suit shall also be binding on the Selling Parties in the same manner as if a final judgment in the amount of the settlement had been entered by a court of competent jurisdiction, if, as part of the settlement, the Selling Parties receive a binding release providing that any liability of the Selling Parties in respect of the Third Party Suit is being satisfied as part of the settlement. TJC shall give the Selling Parties at least 30 days’ prior notice of any proposed settlement, and during this 30-day period the Selling Parties may reject the proposed settlement and instead assume the defense of the Third Party Suit if:

(i)          the Third Party Suit seeks only money damages and does not seek injunctive or other equitable relief against TJC;

(ii)         the Selling Parties unconditionally acknowledge in writing to TJC that the Selling Parties are obligated to indemnify TJC in full in respect of the Third Party Suit (except for any matters that are not subject to indemnification under this Agreement);

(iii)        the counsel chosen by the Selling Parties to defend the Third Party Suit is reasonably satisfactory to TJC;

(iv)        the Selling Parties furnish TJC with security reasonably satisfactory to TJC to assure that the Selling Parties have the financial resources to defend the Third Party Suit and to satisfy their indemnification obligation in respect of the Third Party Suit;

(v)         the Selling Parties actively and diligently defend the Third Party Suit; and

(vi)        the Selling Parties consult with TJC regarding the Third Party Suit at TJC’s reasonable request.

If the Selling Parties assume the defense of the Third Party Suit, TJC shall be entitled to copies of all pleadings and, at its expense, may participate in, but not control, the defense and employ its own counsel.

(d)          The Selling Parties may settle a Third Party Suit in which a Selling Party controls the defense only if the following conditions are satisfied:

(i)          the terms of settlement do not require any admission by the Selling Parties or TJC, in respect of any matters subject to indemnification under Sections 13 or 14 of this Agreement, that in TJC’s reasonable judgment would have an adverse effect on TJC; and

(ii)         as part of the settlement, TJC receives a binding release providing that any liability of TJC in respect of the Third Party Suit is being satisfied as part of the settlement.

(e)          TJC’s failure to defend a Third Party Suit shall not relieve the Selling Parties of their indemnification obligation under Section 13 of this Agreement if TJC gives the Selling Parties at least 30 days’ prior notice of TJC’s intention not to defend the Third Party Suit and affords Seller and the Shareholders the opportunity to assume the defense without having to satisfy the conditions in Section 18(c) for assuming the defense.

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20.         Expenses

Each party shall pay its own expenses in connection with the negotiation and preparation of this Agreement and the closing of the Transaction. In the event of termination of this Agreement prior to Closing pursuant to Section 12, each party’s obligation to pay its own expenses shall be subject to any right of recovery as a result of a default under this Agreement by the other party.

21.         Schedules

Nothing in any Schedule to Section 6 shall be considered adequate to constitute an exception to the related representation and warranty in Section 6 unless the Schedule describes the relevant facts in reasonable detail. Any exception in a Schedule to Section 6 shall be considered an exception to any other representation and warranty in Section 6 to which the exception relates if it is reasonably apparent on its face that the exception in question relates to such other representation and warranty.

22.         Parties’ Review

Any knowledge acquired by a party (or that should have been or could have been acquired) as a result of any due diligence or other review or investigation in connection with the negotiation and execution of this Agreement and the closing of the transaction shall not limit that party’s right to rely on the other party’s representations and warranties in this Agreement or circumscribe that party’s entitlement to indemnification under this Agreement.

23.         Publicity

Any public announcement or similar publicity regarding this Agreement or the transaction shall be issued only as, when and in the manner and form that TJC determines.

24.         Notices

(a)          All notices under this Agreement shall be in writing and sent by certified or registered mail, overnight messenger service, facsimile or personal delivery, as follows:

(i)       if to Seller or______, to or in care of:

First Light Junction, Inc

28 Calle Portofino

San Clemente, CA 92673

Fax:

Attention: Mr. Eric Hua

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with a required copy to:

Aparicio Law

1146 North Central Avenue #243

Glendale, CA 91202

Fax: (818) 244-8222

Attention:	Adam C. Aparicio

(ii)      If to a Shareholder, to:

Mr. Eric Hua

28 Calle Portofino

San Clemente, CA 92673

(iii)     if to TJC, to:

The Joint Corp.

16767 N. Perimeter Dr. Suite 240

Scottsdale, AZ 85260

Fax: (480) 513-7989

Attention:	Mr. David Orwasher
President and Chief Operating Officer

with a required copy to:

Johnson and Colmar

2201 Waukegan Road, Suite 260

Bannockburn, Illinois 60015

Fax: (312) 922-9283

Attention:	Mr. Craig P. Colmar

(b)          A notice sent by certified or registered mail shall be considered to have been given five business days after being deposited in the mail. A notice sent by overnight courier service, facsimile or personal delivery shall be considered to have been given when actually received by the intended recipient. A party may change its address for purposes of this Agreement by notice in accordance with this Section 24.

25.         Further Assurances and Cooperation

(a)          The parties agree to (i) furnish to one another other such further information, (ii) execute and deliver to one another such further documents and (iii) do such other acts and things that any party reasonably requests for the purpose of carrying out the intent of this Agreement and the documents and instruments referred to in this Agreement. The parties acknowledge that TJC may be required to conduct audits of the financial statements of the businesses operated using the Acquired Assets, and the Selling Parties agree to cooperate with TJC and to provide it with any information reasonably available to the Selling Parties to assist TJC and its representatives in conducting such audits. For 45 days following the Closing, the Selling Parties shall provide to TJC such assistances as TJC reasonably requests to help ensure a smooth and orderly transition of ownership of the Subject Franchises.

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(b)          The parties acknowledge that TJC may be required by applicable laws and regulations to include financial statements and information relating to the Subject Franchises in TJC’s financial statements, and TJC may be required to perform audits of the Subject Franchises’ financial statements. Accordingly, the Selling Parties agree to cooperate with TJC and to use best efforts to provide it with any information reasonably available to the Selling Parties to assist TJC and its representatives in obtaining such financial statements, conforming such financial statements to applicable accounting standards and conducting such audits (the Selling Parties’ “Section 25(b) Duties”). Such information includes, but is not limited to, the financial books, records and work papers of the Selling Parties. The Note shall secure the Selling Parties’ performance of their Section 25(b) Duties. In the event that the Selling Parties perform their Section 25(b) Duties in all material respects, JTC shall prepay $25,000 of the principal amount of the Note, plus the interest accrued thereon, no later than 120 days after Closing. In the event that, in JTC’s reasonable judgment, the Selling Parties fail to perform their Section 25(b) Duties in any material respect, JTC may set off against the Note and reduce the Purchase Price by TJC’s reasonable expenses incurred as a result of a Selling Parties failure to perform his, her or its Section 25(b) Duties, but in no event more than $25,000 of principal (plus the related interest) in accordance with Section 3 of the Note.

26.         Waiver

The failure or any delay by any party in exercising any right under this Agreement or any document referred to in this Agreement shall not operate as a waiver of that right, and no single or partial exercise of any right shall preclude any other or further exercise of that right or the exercise of any other right. All waivers shall be in writing and signed by the party to be charged with the waiver, and no waiver that may be given by a party shall be applicable except in the specific instance for which it is given.

27.         Entire Agreement

This Agreement supersedes all prior agreements between the parties with respect to its subject matter and constitutes (together with (i) the Exhibits, (ii) the Schedules and (iii) the parties’ Closing Documents) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement signed by the party to be charged with the amendment.

28.         Assignment

No party may assign any of its rights under this Agreement without the prior written consent of the other party.

29.         No Third Party Beneficiaries

Nothing in this Agreement shall be considered to give any person other than the parties any legal or equitable right, claim or remedy under or in respect of this Agreement or any provision of this Agreement. This Agreement and all of its provisions are for the sole and exclusive benefit of the parties and their respective successors, permitted assigns, heirs and legal representatives.

30.         Construction

(a)          All references in this Agreement to “Section” or “Sections” refer to the corresponding section or sections of this Agreement.

(b)          All words used in this Agreement shall be construed to be of the appropriate gender or number as the context requires.

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(c)          Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.

(d)          The captions of articles and sections of this Agreement are for convenience only and shall not affect the construction or interpretation of this Agreement.

31.         Severability

The invalidity or unenforceability of any term or provision, or part of any term or provision, of this Agreement shall not affect the validity and enforceability of the other terms and provisions of this Agreement, and this Agreement shall be construed in all respects as if the invalid or unenforceable term or provision, or part, had been omitted. In the event that any provision of this Agreement is determined by a court of competent jurisdiction to be unenforceable because it is too broad, such provision shall be interpreted to be only as broad as is enforceable.

32.         Counterparts

This Agreement may be signed in any number of counterparts (including by facsimile or portable document format (pdf)), all of which together shall constitute one and the same instrument.

33.         Governing Law

This Agreement shall be governed by the internal Laws of the State of Arizona, without giving effect to any choice of law provision or rule (whether of the State of Arizona or any other state) that would cause the laws of any state other than the State of Arizona to govern this Agreement.

34.         Binding Effect

This Agreement shall apply to, be binding in all respects upon and inure to the benefit of parties and their respective heirs, legal representatives, successors and permitted assigns.

(signatures appear on the next page)

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IN WITNESS WHEREOF, the Parties hereto affix their signatures and execute this Agreement as of the day and year first above written.

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First Light Junction, Inc.	The Joint Corp.

By:	By:
Eric Hua, President	David Orwasher, President and
Chief Operating Officer

Eric Hua, Individually

Tracy Hua, Individually

Signature Page to Asset and Franchise Purchase Agreement